EXHIBIT 99.1
                                                                    ------------


                          VIKING ENERGY ROYALTY TRUST

                            MATERIAL CHANGE REPORT



ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Viking Energy Royalty Trust
Suite 400, 330 - 5th Avenue S.W.
Calgary, Alberta T2P OL4


ITEM 2: DATE OF MATERIAL CHANGE

November 23, 2004


ITEM 3: PRESS RELEASE

A press release disclosing the material change was issued through CCNMatthews prior to markets opening November 24, 2004.


ITEM 4: SUMMARY OF MATERIAL CHANGE

On November 23, 2004, Viking Energy Royalty Trust ("Viking"), Viking Holdings Inc. ("VHI"), Calpine Natural Gas Trust ("CNGT") and Calpine Natural Gas Limited ("CNG Co"), entered into a combination agreement (the "Combination Agreement") in which they agreed to combine the operations of Viking and CNGT. Pursuant to the terms of the Combination Agreement, each trust unit of CNGT (the "CGNT Units") will be exchanged for two trust units of Viking (the "Viking Units"). The proposed business combination is subject to, among other conditions, regulatory approval and the approval of at least 66 2/3% of the votes cast by CNGT unitholders present in person or by proxy at a special meeting of CNGT unitholders expected to be held on January 27, 2005. The combination transaction is expected to close on or about February 1, 2005.


ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

BUSINESS COMBINATION

On November 23, 2004, Viking, VHI, CNGT and CNG Co entered into the Combination Agreement in which they agreed to combine the operations of Viking and CNGT. Pursuant to the terms of the Combination Agreement, each CGNT Unit will be exchanged for two Viking Units. The combined trust will continue to operate under the name "Viking Energy Royalty Trust" and will be managed by Viking's existing management team.

In accordance with the Combination Agreement and subject to CNGT unitholder approval, the CNGT trust indenture will be amended on the closing date to the extent necessary to facilitate the transaction. In the proposed transactions, Viking will acquire all of the property, assets and undertaking of CNGT in exchange for Viking Units to issued to CNGT equal to the product of the number of CNGT Units outstanding as of the close of business on the day immediately prior to the closing date multiplied by two and the CNGT Units will be redeemed in exchange for the Viking Units which will be distributed to the CNGT unitholders on the basis of two Viking Units for each CNGT Unit (the "Business Combination"). At closing, all of the directors and officers of CNGT and its subsidiaries will resign.

The Business Combination must be approved by at least 66 2/3% of the votes cast by CNGT unitholders present in person or by proxy at a special meeting of CNGT unitholders to be held on January 27, 2005. The Business Combination is expected to close on or about February 1, 2005.


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                                     -2-


Viking has been advised that CNGT's financial advisor, Scotia Capital Inc., has provided the board of directors of CNG Co with its opinion that the consideration to be received by CNGT unitholders in connection with the Business Combination is fair, from a financial point of view, to the CNGT unitholders. Viking has also been advised that the CNG Co board of directors has determined unanimously that the Business Combination is in the best interests of CNGT and the CNGT unitholders, and has resolved to recommend that CNGT unitholders vote their CNGT Units in favour of the Business Combination. Each director and senior officer of CNG Co has indicated an intention to vote their CNGT Units, representing approximately 0.1% of the outstanding CNGT Units, in favour of the special resolution to be voted upon at the CNGT meeting.

The board of directors of VHI has determined unanimously that the Business Combination is in the best interests of Viking with CIBC World Markets Inc. acting as its financial advisor.

In addition, PrimeWest Energy Trust, which owns approximately 25% of the CNGT Units, has provided Viking with a letter outlining the basis on which it will support the Business Combination.

COMBINED OPERATIONAL INFORMATION

                                                               VIKING          CNGT            COMBINED
                                                             ----------     ----------        ----------
Production (three months ended September 30, 2004)
      Natural Gas (mcf/d)                                      32,492          32,673            65,165
      Oil and NGLs (bbls/d)                                     9,960           1,892            11,852
      Total (boe/d)(3)                                         15,375           7,338            22,713
      Percentage Gas                                               35%             74%               48%
Reserves(1)(3)
      Proved (mboe)                                            43,109          17,146            60,255
      Proved plus Probable (mboe)                              55,058          21,686            76,744
      Reserve Life Index (P+P) (years)                            9.8             8.1               9.3
Undeveloped Land (thousands of net acres)                       156.5            48.0             204.5
Market Cap. ($ millions)                                     $  773.3         $ 387.0          $1,152.3
Net Debt ($ millions)(2)                                     $  131.1         $  68.9          $  200.0
Total Enterprise Value ($ millions)                          $  904.4         $ 455.9          $1,352.3
Basic units outstanding (thousands)                           110,477          27,066           164,609

  NOTES:
   (1) Based on the evaluations of the independent engineers of Viking and CNGT as at January 1, 2004 and July 1, 2004, respectively, adjusted for production to September 30, 2004.
   (2) Long term debt plus working capital deficiency as at September 30, 2004; Viking net debt includes its convertible debentures.
   (3) BOEs may be misleading, particularly if used in isolation. A BOE conversion of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Following completion of the Business Combination, Viking will have core operations in central and southern Alberta with operatorship on over 80% of its production.

DETAILS OF THE COMBINATION AGREEMENT

The Combination Agreement contains various representations, warranties and covenants of the parties typical of the transactions of this nature and includes the terms and conditions described in detail below.

         CONDITIONS OF THE BUSINESS COMBINATION

The obligations of the parties to the Combination Agreement to complete the Business Combination are subject to the fulfilment or waiver of a number of significant conditions which must be satisfied on or before the closing date or be waived to the extent they are capable of being waived by the party benefiting from such condition. There is no assurance that the conditions will be satisfied or waived on a timely basis, if at all. The following is a summary of the material conditions:

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                                     -3-


         (a) the CNGT special resolution shall have been passed by the CNGT unitholders at the CNGT special meeting by the level of approval described herein;

         (b) the documents by which the Business Combination are to be effected shall be in form and substance satisfactory to the parties, acting reasonably;

         (c) all approvals and consents, regulatory or otherwise, summarized under "Regulatory and Third Party Approvals" shall have been obtained;

         (d) CNGT shall have received an opinion of counsel to Viking, in form and substance satisfactory to CNGT, as to such matters as CNGT and CNG Co, acting reasonably, may require, including with respect to the status of Viking as a "mutual fund trust" under
               Section 132 of the INCOME TAX ACT (Canada) and the regulations thereunder, as amended (the "Tax Act") (including with respect to the proposed amendments to the Tax Act relating to mutual fund trusts) and that the Viking Units to be distributed to CNGT unitholders pursuant to the Business Combination will not constitute "foreign property" for the purposes of Part XI of the Tax Act;

         (e) Viking shall have received an opinion of counsel to CNGT, in form and substance satisfactory to Viking, as to such matters as Viking, acting reasonably, may require;

         (f) no act, action, suit or proceeding shall have been threatened or taken or by any domestic or foreign court or tribunal or governmental entity or person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied which has the effect to cease trade or enjoin, prohibit or impose material limitations on the Business Combination or which would have a material adverse effect with respect to Viking or CNGT;

         (g) there shall not exist any prohibition at law against Viking and CNGT completing the Business Combination;

         (h) the representations, warranties and covenants of each of the parties to the Combination Agreement shall be true and correct or complied with, as applicable, in all material respects as of the time of closing;

         (i) CNGT shall have received a written opinion from its financial advisors in respect of the fairness of the transaction;

         (j) each of the directors and officers of CNGT and its subsidiaries shall have received a release from Viking and its subsidiaries in form satisfactory to CNGT and CNG Co, acting reasonably, and Viking and VHI shall have received the resignations and releases from the directors and officers of CNGT and its subsidiaries in form satisfactory to Viking and VHI, acting reasonably, which releases will contain exceptions for amounts or obligations owing to such directors and officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Business Combination or pursuant to indemnity or directors and officers' insurance arrangements; and

         (k) there shall not have occurred or arisen after November 23, 2004, any change (or any condition, event or development involving a prospective change) which involves a material adverse effect with respect to either CNGT or Viking.

If the Business Combination does not become effective on or before February 15, 2005, CNGT or Viking may terminate its obligations under the Combination Agreement.

         REGULATORY AND THIRD PARTY APPROVALS

The Combination Agreement provides that receipt of all required regulatory and third party approvals is a condition precedent to the Business Combination becoming effective, including:

         (a) any rulings required under the securities regulatory authorities in Canada to permit the issuance of the Viking Units on a prospectus and registration exempt basis to residents of the provinces of Canada and to permit such Viking Units to be issued as freely tradable securities subject to restrictions imposed upon trades by control persons;

         (b) the Commissioner of Competition or any person authorized to exercise the powers and perform the duties of the Commissioner of Competition shall have issued an advance ruling certificate under Section 102 of the COMPETITION ACT (Canada) to the effect that he is satisfied that he would not have sufficient ground on which to apply to the Competition Tribunal under Section 92 of the COMPETITION ACT (Canada) in respect of the Business Combination, or the appropriate time period specified in
               Section 123 of the COMPETITION ACT (Canada) shall have expired and neither the Commissioner of Competition, nor the Competition Tribunal as authorized under the COMPETITION ACT (Canada) shall have taken, or have indicated their intention to take, any action under such Act, whether before or after the completion of the Business Combination, which could have a materially adverse effect on the Business Combination;

         (c) the Viking Units issuable pursuant to the Business Combination shall have been conditionally approved for listing on the Toronto Stock Exchange, subject to the filing of required documentation;

         (d) the lenders to each of CNG Co and VHI, to the extent required, shall have consented to the Business Combination, or shall continue to make financing available to CNG Co and VHI subsequent to the Business Combination on conditions acceptable to CNG Co and VHI, acting reasonably; and

         (e) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals as may be necessary for the Business Combination and the other transactions contemplated by the Combination Agreement to be effected in compliance with applicable laws.

         REPRESENTATIONS AND WARRANTIES

The Combination Agreement includes a number of representations and warranties on behalf of the CNGT parties and the Viking parties, including representations and warranties as to:

         (a) the existence of those entities, their power and authority to enter into the Combination Agreement, the due execution and delivery of the Combination Agreement and the enforceability of the Combination Agreement;

         (b)   the capitalization of the respective parties;

         (c) the accuracy of certain financial statements of CNGT and Viking;

         (d) the absence of any material adverse changes since specified dates in the business or affairs of the respective parties;

         (e) the absence of violation of governing documents and of agreements to which the respective parties are subject; and

         (f) various other matters intended to establish the condition of the respective parties in connection with the Business Combination;

which representations and warranties are required to be true and correct at the time of closing in all material respects.

         COVENANTS

The Combination Agreement includes a number of covenants given by the CNGT parties and the Viking parties. The following is a summary of some of the material covenants:

         (a) each of the CNGT parties and the Viking parties, prior to termination of the Combination Agreement, shall conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except necessary to comply with applicable laws or to complete the transactions contemplated by the Combination Agreement or any transactions entered into prior to the date of the Combination Agreement;

         (b) each of CNGT and Viking have agreed to restrictions on certain interim operations including the issuance of securities, the sale of assets exceeding certain threshold amounts and the acquisition of assets exceeding certain threshold amounts;

         (c) each of the CNGT parties and Viking parties shall use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effect of the transaction contemplated by the Combination Agreement;

         (d) within the prescribed time period and in the prescribed form provided for in section 132.2 of the Tax Act, Viking and CNGT shall jointly elect to have section 132.2 of the Tax Act apply with respect to the Business Combination; and

         (e) if the Business Combination is completed, Viking has agreed to arrange for and/or maintain directors' and officers' insurance coverage for the directors and officers of CNGT's subsidiaries substantially equivalent in scope and coverage as the directors' and officers' coverage in place for the benefit of the directors and officers of Viking's subsidiaries on a "trailing" or "run-off" basis covering claims made prior to or within ten years of the closing date.

         CEASE NEGOTIATIONS

Pursuant to the Combination Agreement and subject to the matters set forth below under "No Solicitation", CNGT and CNG Co have agreed to, and to direct and use reasonable efforts to cause their respective trustees, directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any person, other than Viking, with respect to any actual, future or potential take-over bid, tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of material assets, issuance or sale of securities without the consent of the other party (other than in the case of Viking, pursuant to the exercise of securities outstanding on the date of execution of the Combination Agreement, securities issuable pursuant to compensation arrangements of Viking and securities issued pursuant to the premium distribution, distribution reinvestment and optional unit purchase plan of Viking), re-capitalization, liquidation, dissolution, winding-up or similar transaction, other than the Business Combination transaction and the other transactions contemplated by the Combination Agreement (an "Acquisition Proposal"). In connection therewith, the parties to the

Combination Agreement have agreed not to release any third party from or forebear in the enforcement of any confidentiality or standstill agreement to which CNGT or its subsidiaries and any such third party is a party.

         NO SOLICITATION

The Combination Agreement also provides that CNGT and CNG Co shall not, directly or indirectly, through any trustee, officer, director, employee, financial advisor or other representative or agent of CNGT or its subsidiaries, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal involving it or its subsidiaries or unitholders or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to such an Acquisition Proposal, or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any person; provided that nothing shall prevent the CNGT board of directors from responding or acting in any manner (including considering, negotiating, approving and recommending to their unitholders (provided that prior to furnishing information or entering into negotiations with any person, CNGT and CNG Co shall have complied with the matters set forth below under "Notice of Request for Information", prior to providing any non-public information to any such person, CNGT and CNG Co shall have complied with the matters set forth below under "Provision of Information to Requesting Party" and prior to entering into any proposed agreement, CNGT and CNG Co shall have complied with the matters set forth below under "Right to Match")) to an unsolicited BONA FIDE written Acquisition Proposal (i) in respect of which any funds or other consideration necessary for such Acquisition Proposal has been demonstrated to the satisfaction of the CNGT board of directors to be reasonably likely to be obtained, and (ii) in respect of which the CNGT board of directors determines in good faith would, if consummated in accordance with its terms, result in a transaction financially more favourable to CNGT or the CNGT unitholders than the transactions contemplated by the Combination Agreement (any such Acquisition Proposal being referred to herein as a "Superior Proposal"). Any good faith determination as aforesaid shall only be made by duly passed resolutions of the CNG Co board of directors after consultation with its financial advisors and receipt by such board of the advice of counsel reflected in the minutes of its board of directors to the effect that entertaining or negotiating such Acquisition Proposal or the furnishing of information concerning CNGT is necessary for such board to satisfy its fiduciary duties under applicable laws.

         RIGHT TO MATCH

CNGT and CNG Co have agreed not to enter into any agreement (other than any confidentiality agreement) to propose, pursue, support or recommend any Acquisition Proposal (a "Proposed Agreement") or change their recommendation of the transactions contemplated by the Combination Agreement except in compliance with the Combination Agreement and only after providing Viking with an opportunity to amend the Combination Agreement to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the CNGT board of directors, acting reasonably and in good faith and in accordance with its fiduciary duties, after consultation with CNGT's financial advisors and CNGT and CNG Co have agreed to negotiate in good faith with Viking in respect of any such amendment. In particular, in such circumstance CNG Co has agreed to provide VHI with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than 48 hours prior to its proposed execution. In the event that Viking and VHI agree to amend the Combination Agreement as provided above and within the 48 hour period, neither CNGT nor CNG Co shall enter into the Proposed Agreement.

         TERMINATION FEE

The Combination Agreement provides that if at any time after the execution of the Combination Agreement and prior to the termination thereof:

         (a) the CNG Co board of directors or the VHI board of directors (in such case CNGT or Viking, respectively, being the "Non-Completing Party") has withdrawn, changed or modified in a manner adverse to the other party, or failed to reaffirm upon request (other than as a result of and in direct response to a material breach by the other party of their obligations under the

               Combination Agreement that would or reasonably could result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated by the Combination Agreement or a material misrepresentation by the other party or a material adverse change to the other party) any of (i) with respect to the CNGT board of directors, its determination or its recommendations to CNGT unitholders, to vote in favour of the Business Combination, or (ii) with respect to CNGT and Viking, its authorization to complete the Business Combination as contemplated by its representation and warranties in the Combination Agreement, or resolved to take any of the foregoing actions prior to the completion of the Business Combination; or

         (b) the CNG Co board of directors or the VHI board of directors (in such case CNGT or Viking, respectively, being the "Non-Completing Party") has recommended that, in the case of the CNG Co board of directors, the CNGT unitholders deposit their CNGT Units under, vote in favour of, or otherwise accept a bid, proposal or offer, whether or not subject to conditions, to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over 20% or more of the outstanding CNGT Units or Viking Units, as the case may be, whether by way of an arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution, reorganization or similar transaction or other business combination involving CNGT or Viking or any of their respective subsidiaries, as the case may be (and whether in a single or multi-step transaction or a series of related transactions) or any proposal, offer or agreement to acquire 20% or more of the assets of CNGT or its subsidiaries (taken as a whole) or Viking or its subsidiaries (taken as a whole) as the case may be (but shall not include a take-over proposal that is a sale or disposition by PrimeWest Energy Trust or its affiliates of 20% or more of the outstanding CNGT Units where the remainder of the CNGT unitholders are not able or permitted to participate in such take-over proposal) (a "Take-Over Proposal"); or

         (c) prior to the date of the CNGT special meeting, a BONA FIDE Take-Over Proposal is publicly announced, proposed, offered or made to any of CNGT or its subsidiaries (in such case the CNGT parties being the "Non-Completing Party") or their respective unitholders, the Business Combination is not completed and the transactions contemplated by any Take-Over Proposal is completed within 365 days of February 15, 2005; or

         (d) any of CNGT or its subsidiaries enters into a Proposed Agreement or any of Viking or its subsidiaries enters into any agreement to propose, pursue, support or recommend any Take-Over Proposal (other than a confidentiality agreement contemplated under "Provision of Information to Requesting Party") (in such case the CNGT parties or the Viking parties, respectively being the "Non-Completing Party"); or

         (e) any of CNGT or its subsidiaries or Viking or its subsidiaries (in such case the CNGT parties or the Viking parties, respectively, being the "Non-Completing Party") breaches any of its representations or warranties or covenants contained in the Combination Agreement which breach individually or in the aggregate would or would reasonably be expected to have a material adverse effect upon the Non-Completing Party, or would materially impede completion of the transactions contemplated by the Combination Agreement, and which the Non-Completing Party fails to cure within five business days after receipt of written notice thereof from the other party (except that no cure period shall be provided for a breach by a Non-Completing Party which by its nature cannot be cured and in no event shall any cure period extend beyond the time of closing), then if the CNGT parties are the Non-Completing Party, CNGT shall pay to Viking, or if the Viking parties are the Non-Completing Party, Viking shall pay to CNGT, within three business days, an aggregate of $15 million (the "Termination Fee") as liquidated damages in immediately available funds; provided however, that if the sole reason a party becomes a Non-Completing Party is because of a breach of a representation or warranty that is not cured as contemplated in paragraph (e) above, the Termination Fee payable by the Non-Completing Party shall be $2.0 million. If CNGT unitholder approval is not obtained at the CNGT special meeting and CNGT unitholder approval would have been obtained if the CNGT Units voted against the resolution by PrimeWest Energy Trust or its affiliates or an Identifiable Purchaser (as defined below) had been excluded from the determination of whether such resolution had passed, CNGT shall pay to Viking, within three business days of the date of the CNGT special meeting, the amount of $1.5 million as reimbursement of certain of Viking's expenses associated with the Business Combination. Such amount shall only be payable if the Termination Fee described above is not otherwise payable by CNGT to Viking. In this paragraph, "Identifiable Purchaser" shall mean any purchaser which is clearly identified as having purchased in excess of two million CNGT Units from the 25% block of CNGT Units currently owned by PrimeWest Energy Trust or its affiliates and which has voted such CNGT Units at the CNGT special meeting.

         NOTICE OF REQUEST FOR INFORMATION

Prior to furnishing any information to, or entering into any negotiations with, any person in respect of an Acquisition Proposal, CNGT and CNG Co shall notify Viking of any Acquisition Proposal received by it or any request received by it following November 23, 2004 for non-public information relating to CNGT in connection with an Acquisition Proposal or for access to the properties, books or records of CNGT by any person that informs CNGT that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact known to CNGT as Viking may reasonably request, having regard to the fiduciary obligations of the CNGT board of directors and the identity of the person making such proposal, inquiry or contact.

         PROVISION OF INFORMATION

Subject to the matters set forth above under "No Solicitation", if any of CNGT or its subsidiaries receives a request for material non-public information from a person who proposes to CNGT or its subsidiaries a BONA FIDE Acquisition Proposal and the CNGT board of directors determines that such proposal is a Superior Proposal pursuant to the matters set forth above under "No Solicitation", CNGT may, subject to the execution of a confidentiality agreement containing customary terms, conditions and restrictions substantially similar to the confidentiality agreements entered into between CNGT and Viking, provide such person with access to information regarding CNGT. To the extent not previously done, CNGT shall provide to Viking a copy of all information provided to the third party forthwith after the information is provided to the third party.

         OTHER TERMS AND CONDITIONS

As described above, each of Viking and CNGT has agreed to conduct its business in the usual, ordinary and regular course of business and consistent with past practice. Unless otherwise agreed to by Viking, CNGT has also agreed that it will not sell, pledge or dispose of any of its assets in excess of $500,000 individually or $1,500,000 in the aggregate other than in the ordinary course or pursuant to an existing strategic alliance agreement and will not acquire any assets having a value of $500,000 or greater on an individual basis or $2,000,000 or greater in the aggregate. In addition, CNGT has agreed not to, except in consultation with Viking, incur any capital expenditures, and in any event not to incur capital expenditures without the consent of Viking which exceed $500,000 on an individual basis or exceed $4,000,000 in aggregate. Unless otherwise agreed to by CNGT, Viking has agreed not to acquire any assets having a value of $50,000,000 or greater in aggregate.

The Combination Agreement may be terminated by mutual written consent of the parties, by CNGT or Viking if the closing date has not occurred on or before February 15, 2005 and by either CNGT or Viking if certain other conditions have not been satisfied or waived.


ITEM 6: RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable


ITEM 7: OMITTED INFORMATION

No information has been omitted from this report on the basis that it is confidential.

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                                      -9-


ITEM 8: EXECUTIVE OFFICER

For further information, please contact Robert Fotheringham, Vice President Finance and Chief Financial Officer of Viking Holdings Inc. at (403) 268-3175.


ITEM 9: DATE OF REPORT

DATED at Calgary, Alberta the 3rd day of December, 2004.